Merrimac Master Portfolio

Shareholders Meeting Results (unaudited)


A special meeting of the shareholders of the Merrimac Cash Portfolio (the "Cash Portfolio") and the Merrimac U.S. Government Portfolio (the "U.S. Government Portfolio"), each a series of the Merrimac Master Portfolio was held on September 16, 2003. The results of taken among shareholders on proposals are listed below.

Proposal 1

To adopt an Investment Sub-Adviser Agreement between Investors Bank & Trust Company - Advisory Division (the "Adviser") and Lincoln Capital Fixed Income Management Company, LLC (the "Sub-Adviser").


Cash Portfolio            For               Against             Abstain

                  3,045,650,772.02         215,828.00         18,014,501.89

U.S. Government Portfolio
                   353,031,888.13           87,788.00           380,440.00

Proposal 2

        To adopt a "Manager-of-Managers" arrangement.


                       For                  Against               Abstain
Cash Portfolio
                2,882,225,613.03       163,458,162.99          18,197,325.89

U.S. Government Portfolio
                 338,060,551.13         15,059,125.00             380,440.00